UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Schedule 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

Aegean Earth and Marine Corporation

(Exact name of registrant as specified in its corporate charter)

Cayman Islands
(State or other jurisdiction of Incorporation or Organization)

000-52136		N/A
(Commission File Number)		(IRS Employer Identification No.)

71, El. Venizelou Ave. 176 71, Kallithea Athens, Greece

(Address of Principal Executive Offices and Zip Code)

30-229-907-4665

(Registrant’s telephone number, including area code)

February 16, 2010

AEGEAN EARTH AND MARINE CORPORATION

71, El. Venizelou Ave. 176 71

Kallithea Athens, Greece

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INFORMATION STATEMENT

(Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder)

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

INTRODUCTION

ALL SHARE AND PER SHARE INFORMATION FURNISHED HEREIN, UNLESS OTHERWISE EXPRESSLY PROVIDED, ASSUMES (I) A CONSOLIDATION (THE “CONSOLIDATION”) OF THE ORDINARY SHARES AT THE RATE OF APPROXIMATELY 5.4 ORDINARY SHARES BEING CONSOLIDATED INTO 1 ORDINARY SHARE AND (II) THE CONVERSION, CANCELLATION AND/OR REDEMPTION OF THE ISSUED AND OUTSTANDING ORDINARY SHARE EQUIVALENTS (THE “CANCELLATION”).

This Information Statement is being sent on or about February 16, 2010, to holders of record on February 12, 2010 (the record date), of ordinary shares, par value $0.00064 per share (the “Ordinary Shares”), of Aegean Earth and Marine Corporation (the “Company”), in connection with the change of control of, and the addition of certain members to, the Board of Directors of the Company as contemplated by an Acquisition Agreement, dated as of February 9, 2010 (the “Acquisition Agreement”), by and among the Company, Temhka S.A., a company organized under the laws of Greece (“Target”) and the stockholders of Target (the “Sellers”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission or SEC thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s securityholders.

No action is required by the Company’s stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).

CHANGE OF CONTROL TRANSACTION

Pursuant to the Acquisition Agreement, the Company acquired all of the issued and outstanding capital stock of the Target from the Sellers (the “Acquisition”) in exchange for 1,623,333 Class B Preference Shares of the Company (the “B Shares”), resulting in the Target becoming a wholly owned subsidiary of the Company. Each such B Share is convertible into ten (10) Ordinary Shares, par value $0.003456 per share (the “Conversion Shares”).

Subsequent to the closing of the Acquisition (the “Acquisition Closing”), the number of issued and outstanding Ordinary Shares was 18,133,330, consisting of (i) the 16,223,330 Ordinary Shares, assuming conversion of the B Shares into Conversion Shares (the “Conversion”) held by the Sellers, constituting approximately 89.5% of the issued and outstanding Ordinary Shares, and (ii) 1,900,000 Ordinary Shares held by the stockholders of the Company prior to the Acquisition, constituting approximately 10.5% of the issued and outstanding Ordinary Shares (assuming conversion of the A Shares, as such term is hereinafter defined).

Holders of Ordinary Shares are entitled to one vote per share on all matters on which the securityholders are entitled to vote. The Acquisition Closing resulted in a change in control of the Company. The B Shares issued in the Acquisition were issued pursuant to the exemption from registration provided under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder and/or Regulation S thereunder.

Prior to the consummation of the transactions contemplated under the Acquisition Agreement (the “Acquisition”), Frank DeLape resigned as the Company’s Executive Chairman. Joseph Clancy remained a member of the Board of Directors of the Company subsequent to the Acquisition Closing, at which time Mr. Mesazos became the Executive Chairman as well as the Chief Operating Officer of the Company and Dimitrios Vassilikos was appointed as its Chief Executive Officer. The Company will appoint Rizos Krikis (its current Chief Financial Officer), Mr. Vassilikos and Kostas Moschopoulos to its Board of Directors; all such appointments shall take effect as soon as reasonably practicable after the effective date (the “Effective Date”), with such date being the tenth day following February 16, 2010, the date that the Company sent this Information Statement to its stockholders.

Simultaneously with the Acquisition Closing, the Company sold, in an initial closing of a private offering (the “Offering”) made solely to an accredited investor (the “Purchaser”), 1,666,667 Ordinary Shares, at a purchase price of $1.50 per Ordinary Share, for aggregate gross proceeds of $2,500,000. As part of the Offering, the Purchaser was issued 5-year warrants (the “Warrants”) entitling such Purchaser to purchase the number of Ordinary Shares equal to the number of Ordinary Shares purchased by such Purchaser. The Warrants have a $3.00 per share exercise price (subject to adjustment as provided in the Warrants). The Ordinary Shares and the Warrants sold in the Offering were issued pursuant to the exemption from registration provided under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder and/or Regulation S thereunder.

Assuming the Consolidation, Conversion and Cancellation, upon completion of the Offering the Company will have issued and outstanding 19,799,997 Ordinary Shares, consisting of (i) 16,223,330 such shares held by the Sellers, (ii) 1,900,000 such shares held by the stockholders of the Company prior to the Acquisition Closing (assuming conversion of the A Shares) and (iii) 1,666,667 such shares held by the Purchaser. These figures exclude the Ordinary Shares issuable upon the exercise of the Warrants.

You are not required to vote on either the change of control or the addition of directors and your vote is not requested. Normally, the election of directors requires a vote of the holders of Ordinary Shares entitled to vote. In this case, the Company’s current director is appointing new directors to the board. Therefore, no vote of stockholders of the Company is required to effectuate the appointment of the new directors.

VOTING SECURITIES

General

The Company has authorized 78,125,000 Ordinary Shares and 20,000,000 Preference Shares. Prior to the Acquisition Closing, the Conversion, the Cancellation and the initial closing of the Offering, on February 9, 2010, the Company had 7,053,033 Ordinary Shares issued and outstanding and 975,001 Class A Preference Shares issued and outstanding (the “A Shares”). The foregoing does not include Ordinary Shares issuable upon exercise of outstanding options/warrants, conversion of the A Shares, bridge notes and/or stock options under any stock option plans adopted by the Company.

Ordinary Shares

Holders of Ordinary Shares are entitled to one (1) vote for each Ordinary Share held at all meetings of stockholders (and written actions in lieu of meetings). Dividends may be declared and paid on the Ordinary Shares from funds lawfully available therefor as, if and when determined by the Board of Directors and subject to any preferential rights of any then outstanding Preference Shares. The Company does not intend to pay cash dividends on its Ordinary Shares. Upon the voluntary or involuntary liquidation, sale, merger, consolidation, dissolution or winding up of the Company, holders of Ordinary Shares will be entitled to receive all of the Company’s assets available for distribution to stockholders, subject to any preferential rights of any then outstanding Preference shares. The Ordinary Shares are not redeemable.

Preference Shares

The Board of Directors is authorized to issue from time to time, subject to any limitation prescribed by law, without stockholder approval, up to 20 million blank check Preference Shares in one or more classes. Preference Shares will have such designations, preferences, voting powers, qualifications and special or relative rights or privileges as determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. Following the Acquisition Closing, the Consolidation and the Cancellation, the Company will have no more A Shares or B Shares issued and outstanding.

THE COMPANY’S BUSINESS

Historical Description of the Company’s Business Operations

The Company was organized under the laws of the Cayman Islands on March 10, 2006, and its wholly owned subsidiary, Aegean Earth S.A., was organized under the laws of Greece in July 2007. In February 2008, the Company acquired all of the outstanding equity securities of Aegean Earth S.A. from its shareholders. Prior to the Company’s acquisition of Aegean Earth S.A., it had not generated revenues and its business consisted solely of attempting to identify, investigate and conduct due diligence on potential businesses for acquisition. Since the acquisition of Aegean Earth S.A., the Company has entered into negotiations for the construction of a number of construction projects in Greece and in northern Africa, but has not commenced any construction projects or entered into any binding agreements to perform a construction project.

The Company filed a Registration Statement on Form 10 with the Securities and Exchange Commission (the “SEC”) to register its Ordinary Shares under Section 12(g) of the Exchange Act and the Company files periodic reports with the SEC pursuant to the Exchange Act. Copies of such reports, along with the Company’s Registration Statement on Form 10, are available on the SEC’s web site. In January, 2008, the Company’s shareholders approved an amendment to its Memorandum and Articles of Association, which, among other things, changed its name from “Tiger Growth Corporation” to “Aegean Earth & Marine Corporation.”

The Company’s fiscal year end is December 31, which will continue to be the fiscal year end of the Company subsequent to the Closing Date.

Description of the Temhka Business

General

Temhka was founded by its principal, Stavros Mesazos, in 1986. Mr. Mesazos is an entrepreneur and mechanical engineer with a degree in Mechanical Engineering from the Athens Technical University in 1986. In 1979, prior to obtaining his certificate in mechanical engineering, he founded what is presently the Mesazos Group of Companies. In early 2010, these businesses were consolidated into one operating company, Temhka. Temhka performs design, construction, and equipping services for companies that operate in the agricultural and other sectors in Greece. Temhka also prepares economic, technical and feasibility studies and thereafter often assists the client company in applying for European Union grants if it believes the client qualifies for such a grant.

Business

The main business of Temhka has been focused on the design, construction, and outfitting for new factory facilities and for the remodeling and rehabilitation of existing facilities. Most of Temhka’s clients utilize European Union grants to help pay for these facilities. In these instances, Temhka prepares a feasibility study and construction plan to be submitted by the client for approval. Once a study is completed and approved by the relevant governmental body, then Temhka designs and builds the facility to the pre-approved specifications outlined in the grant application.

Method of Approach

Temhka retains a highly specialized staff of fifteen engineers and economists to apply their combined technical and analytical talents to the projects that they are hired to perform. This effort is divided into two main areas of effort: feasibility and execution.

Feasibility

During the feasibility stage, Temhka deploys its analysts and engineers to design the subject project, prepares the cost estimates for construction, prepares the pro forma cash flows for operation and submits such project package to the Ministry of Economy and Development in Greece for EU approval for the project.

Execution

During the execution stage, Temhka acts as the prime contractor in the construction and provision of the requisite equipment for the project. Temhka manages the entire construction process, including the sourcing of materials, hiring of subcontractors, and maintaining of budgets and timelines through the process. Temhka typically manages the sourcing and installation of any necessary equipment to be installed in the plant as well. Upon completion of the project, the client receives a facility that is ready to operate immediately.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information on February 9, 2010 (prior to the transactions discussed above, including the Acquisition, the Consolidation, the Cancellation and the Offering) regarding the beneficial ownership of the Ordinary Shares by: (i) each person who, to the Company’s knowledge, beneficially owns 5% or more of the Ordinary Shares; (ii) each director and “named executive officer,” and (iii) all executive officers and directors as a group:

Name and address of Beneficial Owner	Number of Shares	Percent of Class (1)
Directors and Named Executive Officers (2):

Joseph Clancy (3)	166,667	2.4%

Rizos P. Krikis	- - -	0

All directors and named executive officers as a group (2 persons)	166,667	2.4%

5% or Greater Beneficial Owners

Access America Fund, L.P. (4) 1800 West Loop South Houston, TX 77027	5,037,501	71.4%

(1)

Beneficial ownership is calculated based on an aggregate of 7,053,033 Ordinary Shares outstanding as of February 9, 2010 together with securities exercisable or convertible into Ordinary Shares within sixty (60) days of February 9, 2010 for each shareholder. Beneficial ownership is determined in accordance with Rule 13d-3 of the SEC. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares issuable upon conversion of securities and subject to options or warrants held by that person that are currently convertible or exercisable or convertible or exercisable within sixty (60) days of February 9, 2010. The Ordinary Shares issuable pursuant to those convertible securities, options or warrants are deemed outstanding for computing the percentage ownership of the person holding such convertible securities, options or warrants but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)	Unless otherwise specified, the address for the directors and named executive officers is c/o Aegean Earth and Marine Corporation, 71, El. Venizelou Ave. 176 71, Kallithea Athens, Greece.

(3)	The address for Mr. Clancy is Tenarou, 49, PO Box 73050, Ano Glyfada, 165 62 Greece.

(4)

Consists of 5,037,501 Ordinary Shares held by AAF. Such amount does not include Ordinary Shares issuable upon conversion of the A Shares owned by AAF as such A Shares are not convertible within 60 days of February 9, 2010. AAI is the general manager of AAF.

DIRECTORS AND EXECUTIVE OFFICERS

Joseph Clancy remained a member of the Board of Directors of the Company subsequent to the Acquisition Closing, at which time Mr. Mesazos became the Executive Chairman as well as the Chief Operating Officer of the Company and Dimitrios Vassilikos was appointed as its Chief Executive Officer. The Company will appoint Messrs. Krikis (its current Chief Financial Officer), Vassilikos and Moschopoulos to its Board of Directors; all such appointments shall take effect as soon as reasonably practicable after the Effective Date.

The names of our current officers and directors, as well as certain information about them are set forth below:

Name	Age	Position(s)

Joseph Clancy	67	Director

Rizos P. Krikis	43	Chief Financial Officer

Stavros Mesazos		Chief Operating Officer and Executive Chairman

Dimitrios Vassilikos		Chief Executive Officer

The names of our officers and directors subsequent to the Effective Date, as well as certain information about them are set forth below:

Name	Age	Position(s)

Stavros Mesazos		Chief Operating Officer and Executive Chairman

Dimitrios Vassilikos		Chief Executive Officer and Director

Rizos P. Krikis	43	Chief Financial Officer and Director

Joseph Clancy	67	Director

Kostas Moschopoulos		Director

Stavros Mesazos, Executive Chairman of the Board of Directors, Chief Operating Officer. Mr. Mesazos has over thirty years of experience in the construction industry and is the founder of his own construction companies, which began operations in 1977. A graduate of Athens Polytechnic Institute and is a licensed mechanical engineer. Throughout his career, Mr. Mesazos has been instrumental in the design and construction of a variety of structures utilized in a number of industries.

Dimitrios Vassilikos, Chief Executive Officer. Mr. Vassilikos has twenty years experience in the securities analysis, private equity, and portfolio consulting. In 1990, he formed a broker dealer in the Athens market, and in 1999 had a seat on the New York Stock Exchange. Since 2003, Mr. Vassilikos has been focused on facilitating private equity transactions for a number of companies. Mr. Vassilikos received his degree from the University of Macedonia.

Rizos Krikis, Chief Financial Officer. Mr. Krikis was appointed Chief Financial Officer of the Company on February 29, 2008 after serving as chief financial officer of Aegean Earth S.A. between 2007 and such date. From 2004 to 2007, Mr. Krikis was chief financial officer of Cosmotelco Telecommunications (“Cosmotelco”) in Greece. Prior to Cosmotelco, Mr. Krikis was a senior manager for the Emporiki Private Equity and Venture Capital Fund, where he was responsible for the initial investment decision and ongoing monitoring of the fund’s portfolio investment. Mr. Krikis has a number of years of experience in the financial industry and has served in multiple capacities both in industry and private equity. Mr. Krikis also was a consultant from the Greek Trade Commission in New York. He graduated with both his Bachelor’s and Master’s degrees in Business Administration from Baruch College in New York, and is fluent in both English and Greek.

Joseph Clancy, Director. Mr. Clancy was appointed a director of the Company on February 29, 2008. Prior thereto, Mr. Clancy was a manager of Aegean Earth, S.A. since its inception in July 2007. Mr. Clancy is an experienced professional in both private equity and construction and development. Since June 2006, he has served as one of the National Representatives of AAI in Greece and Cyprus. From February 2003 to May 2006, he served as a consultant/advisor for Vibrant Capital Corporation in New York, where he oversaw the implementation of a life settlement acquisition program to secure a bond issued under the securities laws of Luxembourg and also implemented two private placement programs of investments in conjunction with that asset class. Prior thereto, from January 2002 to February 2003 he served as a director in Oriri Holdings, S.A., of Oslo, Norway, where he oversaw the implementation of international marketing operations for content for mobile phones throughout the EU market. Mr. Clancy has also overseen the construction, master planning, and development of numerous properties, including an 800 acre mixed use area in Colorado. He has also served as the chief operating officer of DiaChi Corporation and Prime Financial Services Group of London. Mr. Clancy graduated with a B.Sc. in Engineering from the United States Naval Academy in Annapolis, Maryland. He served as a Captain in the U.S. Marine Corps from 1963-1967 and was decorated for valor for his service in Vietnam.

Kostas Moschopoulos, Director. Mr. Moschopoulos has over fifteen years experience as an independent economic and tax consultant for a variety of companies. Prior thereto, he served as a financial analyst and accountant for a number of companies, including Vogue A.E. and Alpha Bank. Mr. Moschopoulos received his B.A. in Economics from the University of Macedonia in 1980.

Family Relationships. Stavros Mesazos is the father of Haris Mesazos and Kostas Mesazos. Other than the foregoing, there are no family relationships among our directors, officers, promoters or control persons.

Involvement in Certain Legal Proceedings. Except as set forth herein, to the best knowledge of the Company, no officer, director or 5% or greater shareholder of the Company has, during the last five years: (i) been convicted in or is currently subject to a pending a criminal proceeding; (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) has any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy of for the two years prior thereto.

MesazosStock Option Plans

The Company intends to implement a stock option plan for its executives in the next twelve months.

Board Committees

The Company’s Board of Directors has no separate committees; however, it currently intends to implement an Audit Committee in the future. The Company’s Board of Directors acts as the Compensation Committee. The Company is not a “listed company” under Commission rules and is, therefore, not required to have a Compensation Committee comprised of independent directors.

Director Independence

The Company’s Board of Directors does not believe that any of the members of the Board of Directors prior to the Effective Date qualify as independent under the rules of any of the national securities exchanges, but anticipates that one director to be appointed as of the Effective Date, Mr. Moschopoulos, will so qualify upon his appointment to the Board of Directors. For purposes hereof, an “independent director,” shall have the meaning described in the NYSE-AMEX rules and regulations.

CHANGES TO THE BOARD OF DIRECTORS

Prior to the consummation of the Acquisition, Frank DeLape resigned as the Company’s Executive Chairman. Joseph Clancy remained a member of the Board of Directors of the Company subsequent to the Acquisition Closing, at which time Mr. Mesazos became the Executive Chairman as well as the Chief Operating Officer of the Company and Dimitrios Vassilikos was appointed as its Chief Executive Officer. The Company will appoint Messrs. Krikis (its current Chief Financial Officer), Vassilikos and Moschopoulos to its Board of Directors; all such appointments shall take effect as soon as reasonably practicable after the Effective Date.

To the best of the Company’s knowledge, except as set forth below, the incoming directors are not currently directors, do not hold any position with the Company and have not been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, the designees have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, have not been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company acquired Aegean Earth S.A. pursuant to an acquisition agreement dated as of February 29, 2008 by and among the Company, Aegean Earth S.A., and Joseph Clancy and Konstantinos Polites for 500,000 Ordinary Shares. The Company valued the transaction at approximately $50,000. At the time of the acquisition, Mr. Clancy was a controlling shareholder and a manager of Aegean Earth S.A. Pursuant to the terms of the acquisition agreement (the “Aegean Acquisition Agreement”), Mr. Clancy received 250,000 Ordinary Shares in exchange for his capital stock of Aegean Earth S.A. In April 2008, Mr. Clancy transferred 83,333 ordinary shares to PrimeLife Holdings, Ltd. Mr. Clancy is one of our directors and the Manager of Aegean Earth S.A. Based on the prior transaction described above, the dollar value received for the transaction was approximated at $50,000, and the dollar value received by Mr. Clancy was approximated to be $25,000.

In December 2007, the Company made two loans to Aegean Earth S.A. evidenced by two promissory notes in the aggregate principal amount of $85,025. These notes bear interest at the rate of 6% per year and are payable on demand. Such loans were written primarily to provide working capital to Aegean Earth S.A. prior to the Company’s acquisition of Aegean Earth S.A. The Company’s then sole director, Joseph Clancy, was a controlling shareholder and a manager of Aegean Earth S.A. at the time of the loans.

AAF previously agreed to make loans to the Company up to $500,000. In May and November 2007, AAF loaned the Company $300,000, which is evidenced by promissory notes (the “AAF Notes”) issued by the Company to AAF. The Company used the loans to provide working capital to Aegean Earth S.A. prior to the acquisition thereof. On April 21, 2008, the AAF Notes were converted into 2,500,000 Ordinary Shares.

AAI is the general manager of AAF. Mr. Joseph Rozelle, who was the Company’s Chief Financial Officer and a director at the time the loans were made, is the Chief Financial Officer of AAI.

In November 2007, the Company reimbursed AAI for $84,980 in due diligence related expenses that were incurred by AAI on behalf of the Company relating to the acquisition of Aegean Earth, S.A.

The Company was founded in March 2006 by Nautilus Global Partners, LLC and Mid-Ocean Consulting Limited. Mr. DeLape, the Company’s former Executive Chairman, is the owner, chairman and chief executive officer of Benchmark Equity Group, which owns 20% of the equity interests of Nautilus Global Partners and Mr. DeLape controls other entities that collectively own an additional 20% of the equity interests of Nautilus Global Partners. Accordingly, based on his ownership and management position with Benchmark Equity Group, Mr. DeLape may also be deemed to be a founder of the Company. In order to provide the Company with funds for its formation costs, in April 2006, the Company issued 1,562,500 Ordinary Shares to Nautilus Global Partners and 78,125 Ordinary Shares to Mid-Ocean Consulting Limited, for aggregate consideration of $1,050. These share figures do not assume effectuation of any transactions undertaken in connection with the change in control described herein.

BOARD OF DIRECTORS’ MEETINGS

During the last fiscal year the Company’s sole director acted by written consent 3 times.

COMPENSATION OF DIRECTORS

The Company has not paid compensation to its sole director for serving as such. The Company’s Board of Directors may in the future decide to award the members of the Board of Directors cash or stock based consideration for their services to us, which awards, if granted shall be in the sole determination of the Board of Directors.

EXECUTIVE COMPENSATION

The Company paid one of its executive officers, Mr. Rizos Krikis, $59,149 in salary and $10,148 in bonuses for the year ended December 31, 2009. None of its other executive officers or directors has received any compensation for the year ended December 31, 2009.

Employment Agreements. As soon as reasonably practical, the Company intends to enter into an (i) employment contract with Mr. Mesazos, pursuant to which Mr. Mesazos shall be employed as the Chairman and Chief Operating Officer of the Company, and (ii) employment agreement with Mr. Dimitrios Vassilikos pursuant to which Mr. Vassilikos shall be employed as the Chief Executive Officer of the Company and the Target, all on terms acceptable to AAF (the “Employment Agreements”). It is intended that the Employment Agreements shall have non-compete, non-solicitation and other clauses of a similar nature, including agreements to devote substantially all of his working time to the business of Target. At present the Company has not entered into any employment agreements.

Compensation Committee Interlocks and Insider Participation

The Board of Directors does not have a compensation committee and the entire Board of Directors performs the functions of a compensation committee.

No member of the Board of Directors has a relationship that would constitute an interlocking relationship with the Company’s executive officers or directors or another entity.

Compensation Committee Report

The Board of Directors does not have a compensation committee and the Sole Director performs the functions of a compensation committee.

The Sole Director has reviewed and discussed the discussion and analysis of our compensation which appears above with management, and, based on such review and discussion, the Sole Director determined that the above disclosure be included in this Information Statement on Schedule 14f-1.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the Cayman Islands require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

The Board of Directors
Joseph Clancy
February 16, 2010	/s/ Joseph Clancy